UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD Specialized Disclosure Report

The Shyft Group, Inc.
(Exact name of registrant as specified in its charter)

Michigan	001-33582	38-2078923
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

41280 Bridge Street, Novi, Michigan	48375
(Address of principal executive offices)	(Zip Code)

Joshua A. Sherbin (517) 543-6400
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

SECTION 1 – CONFLICT MINERALS DISCLOSURE

Item 1.01 and Item 1.02      Conflict Minerals Disclosure; Exhibit

A copy of The Shyft Group, Inc.’s Conflict Minerals Report for the period from January 1 to December 31, 2022 (the “Reporting Period”) is filed as Exhibit 1.01 and is incorporated herein by reference. The Conflict Minerals Report is publicly available at www.theshyftgroup.com/investor-relations/sec-filings/. The content on any website referred to in this Form SD is not incorporated by reference into this Form SD or the Conflict Minerals Report, unless expressly noted.

SECTION 3 – EXHIBITS

Item 3.01      Exhibits

1.01        Conflict Minerals Report for The Shyft Group, Inc. for the Reporting Period as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

The Shyft Group, Inc.
(Registrant)

/s/ Joshua A. Sherbin	May 30, 2023
By: Joshua A. Sherbin	Date
Its: Chief Legal Officer, Chief Compliance Officer and Corporate Secretary